--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                   FORM 10-SB

                                AMENDMENT NO. 2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION (b) or (g) OF THE SECURITIES AND EXCHANGE
                                  ACT OF 1934

                             ---------------------

                            SUREQUEST SYSTEMS, INC.
                 (Name of Small Business Issuer in its Charter)

                             ---------------------

                   NEVADA                                        41-1826635
       (State or other jurisdiction of              (I.R.S. Employer Identification No.)
       incorporation or organization)

                             ---------------------

                         C. SCOTT SYKES, JR., PRESIDENT
                            SUREQUEST SYSTEMS, INC.
                                 13606 TI BLVD
                            DALLAS, TEXAS 75243-1408
                                 (972) 238-7200
     (Address and telephone number of issuer's principal executive offices)

                             ---------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
             -------------------                       ------------------------------
                    None                                             N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (Title of Class)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
PART I
Item 1.    Description of Business.....................................     1
Item 2.    Management's Discussion and Analysis of Financial Condition
           and Results of Operations...................................     8
Item 3.    Description of Property.....................................    11
Item 4.    Security Ownership of Certain Beneficial Owners and
           Management..................................................    12
Item 5.    Directors, Executive Officers, Promoters and Control
           Persons.....................................................    12
Item 6.    Executive Compensation......................................    13
Item 7.    Certain Relationships and Related Transactions..............    13
Item 8.    Description of Securities...................................    14

PART II
Item 1.    Market Price of and Dividends on the Registrant's Common
           Equity and other Shareholder matters........................    14
Item 2.    Legal Proceedings...........................................    15
Item 3.    Changes in and Disagreements with Accountants...............    15
Item 4.    Recent Sales of Unregistered Securities.....................    15
Item 5.    Indemnification of Directors and Officers...................    15

PART F/S...............................................................    16

PART III
Item 1.    Index to Exhibits...........................................    16

                                                                    May 22, 2000


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     SureQuest Systems, Inc. (the "Company") was incorporated under the laws of the State of Nevada on August 19, 1941. The Company's Articles of Incorporation were recently amended and restated and filed with the Secretary of State's office of the State of Nevada on January 5, 2000. The Company's principal place of business is 13606 TI Boulevard, Dallas, Texas 75243. SureQuest has an Internet web site designated as www.surequest.com.

  HISTORY

     On December 4, 1996, Rosegold Corporation, a non-operating Nevada corporation, issued 12,000,000 shares of its common stock in exchange for all of the issued and outstanding common shares of SureQuest Systems, Inc., a corporation incorporated under the laws of the State of Texas on March 15, 1991 and changed its name to SureQuest Systems, Inc.

     Prior to its merger with the Rosegold Corporation, SureQuest Systems, Inc., had served the healthcare industry since 1984 (as a proprietorship until its incorporation in 1991) with dietary consulting services, dietary software and "hard copy" menu services. The Company developed its DOS modular software product in the early 1990's and added Microsoft Windows(R) based software through the acquisition in June 1998 of the assets of Positive Input, Inc., a Michigan corporation. The assets of Positive Input, Inc. were purchased for $54,629 in cash (net of cash assumed), 1,721,050 common shares of the Company and the assumption of approximately $816,000 in debt.

     The Company has incurred significant losses of $2,071,358 and $1,577,767 respectively, for the years ended December 31, 1998 and 1999. The Company has financed these losses primarily through private placement of restricted securities and debt financing provided by certain officers and shareholders of the Company. Without a significant increase during 2000 in revenues from existing software products and services and products introduced during 2000, the Company may not be able to continue operations without additional working capital invested in the Company.

     The Company's current financial condition requires the Company's accountant to issue a "going concern" opinion as part of the Company's presentation of its financial statements.

     The Company has not been a party to any bankruptcy, receivership or similar proceeding.

  THE BUSINESS

     SureQuest Systems, Inc. is a provider of dietary and food service management software, menu services and dietary consulting to the institutional food service industry. Since 1984 the Company has focused on developing a client base in healthcare food service, concentrating on the Long-Term Care (LTC) segment of the industry represented by nursing homes and assisted living facilities. The Company's software and other products are also used in other institutional settings including hospitals, continuing care retirement communities ("CCRC") and prisons. The Company offers its software product in both a DOS and Windows(R) operating system format. SureQuest currently serves approximately 700 LTC facilities in 40 states and Canada.

     The Company's proprietary software provides food selection and preparation assistance, inventory and personnel cost controls, improved operating efficiencies, and electronic documentation of the meals prepared and served to a facility's residents to reduce liability exposure and ensure compliance with government nutritional guidelines.

  MARKETING STRATEGY

     SureQuest has penetrated the LTC market through strategic alliances, acquisitions, and direct sales. The Company currently has strategic marketing alliances or private label agreements with the following companies:

     Food Services of America, Inc. -- Food Services of America, Inc. ("FSA"), a Seattle, Washington based food distribution company operates primarily in the Northwest and Midwest. It markets a software product called FSA FIRSTLINK(TM), a private labeled version of SureQuest's proprietary Windows(R) food service software application. FSA also provides a "hard copy" menu service for its customers through the Company under the private label SIGNATURE SERIES.

     Ben E. Keith Company -- The Ben E. Keith Company, located in Fort Worth, Texas is a food distributor which serves the Southwest United States and has been a significant customer of the Company for over ten years. Ben E. Keith markets SureQuest products and services under the private label MENUMANAGE(TM).

     Serca Foodservice, Inc. -- Serca Foodservice, Inc., located in Toronto, Canada is a food distributor which serves the Canadian market. Serca markets SERCA SYNERGY(TM), a private labeled version of SureQuest's proprietary Windows(R) software application to its institutional customers.

     In 1998, Ben E. Keith, Food Services of America, Inc. and Serca Foodservices, Inc. provided 23.7%, 16.1% and 16%, respectively, of the Company's total gross revenues and 21.3%, 19.4% and 6.1%, respectively, of gross revenues in 1999.

     Achieve Healthcare, Inc. -- In 1999, the Company entered into a marketing agreement with Achieve Software Corporation (dba Achieve Healthcare Information Systems), Eden Prairie, Minnesota, a provider of non-dietary software to the Long Term Care Industry. The Company has been designated as a "Certified Achieve Partner" ("CAP") and Achieve has agreed to promote and market the Company's software products to over 3,000 Long Term Care facilities where Achieve currently has its software.

     Health Technologies, Inc. -- In order to meet the expanded demand for the Company's software products, the Company has recently entered into a strategic marketing and training agreement with Health Technologies, Inc., Maryland Heights, Missouri, a dietary consulting company with over 135 Registered Dietitians, which has agreed to market the Company's software products to health care facilities and food distributors under the private label SMART SOLUTIONS(TM). Health Technologies also uses the Company's software to produce "hard copy" menus for its consulting clients. A number of the Registered Dietitians of Health Technologies also serve as certified trainers of the Company's software.

                             PRODUCTS AND SERVICES

     The Company's primary products and services include Food Service Management Software, Menu Services and Customer Software Support Services.

  FOOD SERVICE MANAGEMENT SOFTWARE

     Currently, the Company offers a suite of Microsoft Windows(R) and DOS based nutritional software programs designed to allow health care institutions, primarily LTC facilities, hospitals and CCRC's to more effectively and efficiently serve their residents. In Management's opinion the Company's software provides solutions in the areas of menu management, inventory control, production management, purchasing and cost control, documentation to reduce liability exposure, and compliance with Healthcare Finance Administration
(HFCA), Hazard Analysis Critical Control Point (HACCP) and other government nutritional guidelines.

     Also, the Company's software allows LTC facilities to more easily comply with the changes in Federal Government regulations regarding reimbursement of operational costs and the new electronic reporting requirements. Specifically, the Company's software provides facilities the ability to comply with the Federal Government's PPS (Perspective Payment System) reimbursement guidelines by establishing a resident's level of dietary care. A resident is listed as "Clinically Complex", under the Federal Government's MDS (Minimum Data Set) regulations, if he or she receives 51% or more of their calories through tube feeding or

26% of calories and over 500 cc's of fluid from tube feeding. Additional reimbursement dollars are available to facilities for Clinically Complex residents under PPS guidelines. The Company's software tracks caloric intakes for each resident and provides data to be used for MDS reporting on Clinically Complex residents. The Company's software also provides facilities with weight management tracking for each resident for data submission to the Federal Government under MDS regulations. In addition, the Company's software helps facilities comply with several other nutrition and dietary requirements under the following MDS Quality Indicator Domains: #3 Clinical Management; #4 Cognitive Functioning; #7 Nutrition and Eating; #8 Physical Functioning; #10 Quality of Life and #12 Skin Care.

     The software, Three Squares(TM), establishes nutritionally balanced diets (conforming to government requirements) for the residents in a Long Term Care facility. The diets are then translated into actual menus containing the proper foods for the three meals and snacks to be served by the facility for each day. The software can maintain a menu cycle of 1 to 8 week(s), indicating when particular meals or food items will be served (for example, the cycle may show that two weeks from tomorrow, chicken will be served as the main entree). At the end of the scheduled cycle, the entire menu cycle begins again, allowing the Company to continue to know what foods will be served in the future. Institutions typically serve "warming" foods during the Fall/Winter cycle and lighter, "cooling" foods during the Spring/Summer cycle, hence two menu cycles per year. The foods can also be tailored to different geographic regions of the country. The software maintains a list of more than 50 separate nutrients for each meal item served, such that the facility's dietitian or administrator may access and report the number of calories, grams of fat, milligrams of vitamin C that an individual resident consumed for a meal, a day, a week, or any other time period. The software also tracks the weight of each resident in the facility.

     Another important element of the software is its ability to track each resident's likes/dislikes, allergies and other health related conditions requiring special diets. The software currently supports 99 special diet types such as low-calorie, diabetic or cardiac. More importantly, during meal preparation and production, the software automatically determines the types and quantities of food to be produced based on the resident population profiles and then prints out individual tray tickets that alert kitchen personnel as to the specific items that should be placed on each tray. In management's opinion the Company's software is compliant with the Hazard Analysis Critical Control Point (HACCP) program guidelines, as incorporated in the U.S. Food Code.

     The Company's software is designed to be compatible with two of the popular computer operating systems: Windows(R) and DOS. The Company believes that its software programs can be readily adapted to any changes in the aforementioned operating systems or to new operating systems without significant cost. Any such changes or updates would be accomplished by "inside" personnel or by outside independent contractors depending on the complexity of the change or update.

  MENU SERVICES

     The Federal government regulations require that LTC facilities use a Registered Dietitian, on either a full time, part time or by consulting contract, to review the menus and nutritional programs for the LTC residents. Certain State governments require that each LTC facility in their state demonstrate a minimum number of dietitian hours to plan and assess the nutritional needs of the LTC residents. For the facilities that cannot afford paying separately for these dietitians or for software, the Company has a "hard copy" menu service program that meets the government requirements. This service provides menu planning, nutritional analyses, production recipe books, spread sheets and posting menus. Over 300 facilities are using the Company's "hard copy" menu service business.

     The Company's staff prepares each menu with attention to every detail of color, texture, and shape of individual foods to enhance the visual appearance of the meal. Meals are analyzed for nutrient content and compared to the Recommended Daily Allowances as established by the National Academy of Sciences. Menus are certified by either one of the facility's registered dietitians or by one of the Company's registered dietitians with respect to meeting the nutritional requirements and standards specified by the facility. Scaled, quantity recipes included with the menu services are intended to be compliant with the Hazard Analysis Critical Control Point (HACCP) program guidelines, as incorporated into the US Food Code.

  CUSTOMER SOFTWARE SUPPORT SERVICES

     The Company provides the following support to its customers:

     Customer Support Center. The Company provides customer software support at several levels, from answering user questions on the implementation of the Company's software to technical questions on the database and software performance. Services are provided 24 hours per day/7 days per week via toll free telephone number or through the Internet with online support at www.surequest.com.

     Strategic Alliance Training Program. The Company has developed a "train the trainer" program, where the Company trains strategic alliance personnel capable of training end users on the use of its dietary software. Health Technologies, Inc., one of the Company's strategic marketing partners, has identified more than 20 of its Registered Dietitians to participate in this program. Food Service of America and Serca Food Service are also participating in this training program, which allows the Company to support its planned growth in software sales without significantly increasing training costs.

     Audio-Visual Support Aids. The Company plans to develop a self-contained videocassette that is projected to substantially eliminate the need to contact a support person at the Company. This will also assist the Company in overcoming limitations to its growth in software sales due to lack of trainers and support personnel. It will also assist in managing the continuous training and support of inexperienced personnel required due to high turnover rates in long term care kitchen staff.

  BUSINESS-TO-BUSINESS INTERNET STRATEGY

     As announced in the Company Press Release on December 14, 1999, the Company has plans to develop a business-to-business Internet site. This Internet capability will greatly enhance the Company's existing software by allowing customers to electronically access menu data.

  PRICING STRATEGY/METHOD OF COMPENSATION

     The Company offers a flexible pricing strategy to meet the financial requirements of a broad range of clients. To facilitate this strategy, products and services provided by the Company are offered to clients either through purchase contracts, lease agreements or monthly rental programs. The Company's pricing strategy is designed to effectively penetrate targeted markets with affordable solutions that bring premium value to its clients and accelerate revenue growth and profitability for the Company.

     Software License Fees -- License purchase agreement. The Company provides a variety of software management solutions in both Windows(R) and DOS operating systems to clients for an "up front" cash payment to use the software indefinitely. In addition to the initial license fee, Windows(R) product clients must participate in the Company's product maintenance and technical support program (see Maintenance and Support Fees below). License purchase fees for DOS products range from a one-time payment of $500-$2,000 depending on number of modules selected. License purchase fees for Windows(R) products range from $5,000-$30,000 depending on solution type, modules selected, menu type and number of users. License purchase fees, shown above, are the Company's suggested list prices and are discounted for multiple license purchases by corporate clients, including the Company's Strategic Alliance Partners.

     Software License Fees -- License Rental and Lease Agreements. The Company offers clients the option to select a monthly license rental fee or a variety of license lease options. The monthly license rental fees for DOS products range from $75-$245 per month depending on the number of modules selected and whether SureQuest provides computer hardware. License rental fees and lease options for Windows(R) products range from $220-$535 per month depending on solution type, modules selected, menu type, number of users, and lease term. The Company also offers a Super System Lease Program, which includes software, hardware, support and maintenance fees, and onsite training. Monthly lease payments for Super System Lease Program range from $285-$565 per month depending on solution type, modules selected, menu type, and number of users. All Windows(R) product lease programs include fully paid license fees ($1 purchase option) after completion of lease term obligations. Lease clients must continue to participate in the Company's maintenance and support program after completion of lease term. All maintenance and support fees are included in rental and lease programs offered by the Company during the term of the rental or lease agreement. Software license rentals are offered directly through the Company. License lease agreements are arranged by the Company through third party leasing companies.

     Maintenance & Support Fees -- Software Products. The Company provides product maintenance and technical support for all software products offered by the Company. Clients receive 1-2 product updates annually at no extra cost, unlimited toll free technical support, remote online PC support (Windows(R) products only) and free consultation with a Registered Dietitian. Windows(R) product clients, who elect the Company's license purchase agreement option, pay maintenance and support fees that range between $65-$240 per month depending on solution type, modules selected, menu type, and number of users. DOS product clients may elect to participate in the maintenance and support program for between $75-$195 annually, depending on number of modules selected. Maintenance and support fees are subject to discounts for multiple license purchases by corporate clients, including the Company's Strategic Alliance Partners.

     Software Training Fees. The Company provides software training, either onsite at a client facility or at the Company's corporate headquarters in Dallas, Texas. The Company charges $525 per day for training services and reasonable travel expenses, when applicable. Corporate clients may elect to participate in the Company's train the trainer program to help facilitate implementation for multiple corporate owned facilities.

     Menu Service Bureau Fees. The Company's Menu Service Bureau provides a variety menu products to a broad range of clients. Fees associated with the Company's menu services range between $55-$260 per month depending on whether the menu products are for corporate or individual clients, standardized or custom menu configurations, and the number of periodic menu book deliveries.

     Paper Products Pricing. The Company provides custom perforated paper products for clients to generate tray menus and selective menus for their healthcare residents and patients. The pricing for these products range from $16-$79 per case, depending on product type and quantity purchased.

  Size of Markets Served. The U.S. population is rapidly aging and the over-65 group is expected to double by the year 2030. LTC facilities will grow, over time, to meet the demand of this demographic trend and will require use of dietary software to operate efficiently. The fastest growing market serving the aging population are the Assisted Living facilities. At present, it is estimated that only 10% of the LTC facilities in the U.S. use dietary software.

     The following chart sets forth the approximate number of facilities in the United States as of the end of 1997 (the last year for which industry data is available):

MARKETS SERVED                                            # OF FACILITIES
--------------                                            ---------------
Nursing Homes..........................................       17,000(1)
Assisted Living Facilities(3)..........................       12,593(2)
Hospitals..............................................        6,685(2)
                                                              ------
     Total.............................................       36,278

---------------

(1) An Overview of Nursing Home Facilities: Data from the 1997 National Nursing Home Survey, by the CDC National Center for Health Statistics report number 311, March 1, 2000.

(2) The 1997 Economic Census, Health Care and Social Assistance sector, published October, 1999.

(3) The January 1, 1998 edition of The Maturing Marketplace estimated that there were 25,000 assisted living residences, housing up to one million people.

     It has been further reported in the 1997 Economic Census (noted in footnote(2) above) that there are 51,426 Residential Care Facilities in the United States. Residential Care Facilities are defined by the 1997 Economic Census as including Nursing Homes, Continuing Care Retirement Communities (CCRC's),

Assisted Living Facilities, Residential Mental Health Retardation Facilities, Residential Mental Health and Substance Abuse Facilities and Homes for the Elderly. Included in the definition of Residential Care Facilities are 15,605 Nursing Homes.

     The above markets do not include other institutional markets into which the Company plans to expand in the future, to include additional correctional facilities, educational facilities, business and industry and the Government, to include the Veterans Administration ("VA") and the military.

COMPETITION

     Several competing software companies have dietary software that targets the healthcare industry, including the LTC market. Primary competitors are GeriMenu located in York, Pennsylvania; Computrition located in Chatsworth, California; and C-Bord located in Ithaca, New York. The Company's best estimate is that only 10% of the kitchen operations in LTC facilities have dietary software in order to make these operations more efficient and cost effective. The Company believes that because of the effect of the Prospective Payment System there is now a much greater demand for dietary software in the LTC industry and that there will be a faster penetration in the future of the remaining 90% of the market which is not computerized. Of the 10% of the market which is computerized, the Company's best estimate is that the Company has approximately 30% of this penetrated market and GeriMenu, the Company's primary competition, has approximately 30%. The Company does not have sufficient information to evaluate the market shares of Computrition or C-Bord. There are other software companies including Data Control, Diet Master, DFM, FMG Software Systems, HyperGen, NutriMax, Nutri-Net, Reliable and UniSoft serving the dietary market, but to the best estimate of the Company, none has a significant market share.

PATENTS, TRADEMARKS, SERVICE MARKS, LICENSES

     The Company has a copyright for its Windows(R) based software product, Three Squares.(TM) In addition, the Company has applied for but not yet received a registration for the service mark: Technology that Feeds America.(SM) The Company has developed other software products including SurePref(TM) which tracks a resident's food preference and SureWeight(TM) which tracks the weight gain and loss of each resident in a facility that it treats as proprietary and as a trade secret.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE BUSINESS

     There are no governmental regulations affecting the conduct of the Company's business other than the normal and usual governmental regulations affecting all businesses. The primary market for the Company's services is the LTC industry which is a highly regulated industry. Therefore, the Company's customers are subject to numerous governmental regulations, including Medicare and Medicaid, which directly affect the facilities' ability to pay the costs of the Company's products and services.

     Fixed Rate Medicare/Medicaid Reimbursements. The Balanced Budget Act of 1997 adopted a completely new and unique reimbursement system for payment for services rendered by nursing facilities and other healthcare providers to Medicare patients. As of July 1, 1998 and thereafter, all healthcare providers will be paid for services rendered to Medicare patients in accordance with the Prospective Payment System (PPS). Prior to that date, services provided to Medicare patients were paid pursuant to a cost-based reimbursement system.

     The PPS reimbursement system is price-based. The prices are set in advance by the Health Care Financing Administration (HCFA), the government agency responsible for administration of Medicare. Under PPS the per diem rate paid to the healthcare provider is all the provider receives, there are no settlements or adjustments. And the costs incurred by the healthcare provider do not in any way impact the price HCFA is willing to pay for the services being provided to Medicare patients.

     The practical impact of this change in the Medicare reimbursement system is that the healthcare providers are being paid substantially less per diem for each Medicare patient and all healthcare services provided to that patient (i.e., direct care, indirect care, and all ancillary care) must be paid from that substantially reduced per diem PPS reimbursement from Medicare. Under the previous cost-based reimbursement system, the healthcare provider was paid for each component of care, direct care, indirect care and ancillaries, at cost plus a small profit. Under the cost-based system, the amount reimbursed by Medicare would increase or decrease based upon the costs incurred by each healthcare provider. These increases and decreases applied to both direct care and ancillary care providers.

     Under the PPS reimbursement system the healthcare provider is paid one per diem price per patient. The per diem reimbursement prices paid by HCFA are established by a reimbursement formula that is based upon a government study of patient acuity levels. All patient care, including direct care and ancillary care, must be paid from that per diem price. The per diem reimbursement under PPS for all healthcare providers is less than most healthcare providers previously received on a per diem basis under the cost-based Medicare reimbursement system. And all healthcare providers (i.e., the nursing facility and all ancillary providers -- radiology, pharmacy, lab, medical supplies, therapy, etc.) that provide healthcare services to a Medicare patient must be paid from that smaller per patient per diem reimbursement. In essence, the Medicare reimbursement monies became significantly smaller, and all healthcare providers must now share in that smaller amount of reimbursement monies.

     As a result of this new Medicare reimbursement system, all healthcare providers that provide healthcare services to Medicare patients are doing everything possible to reduce the costs of their operations. This situation provides an opportunity for SureQuest. The dietary software sold by SureQuest can create significant savings for its users.

     The savings generated by use of the SureQuest software occurs in both the dietary department and the nursing department of each facility. The savings are generated by reductions in food and food preparation costs, food usage, dietary hours and nursing hours.

     Other Healthcare Reimbursement Programs. Other sources of reimbursement available to healthcare providers include Medicaid, private insurance, HMOs, Veterans Administration ("VA") and private pay. Medicaid is a federally funded, state administered health insurance program for low-income individuals. Since the program is state administered, it varies from state to state. However, there have been no significant changes in the Medicaid program in recent years. And because the Medicaid program is the largest healthcare reimbursement program in terms of dollars reimbursed, the lack of significant changes in the program has created stability for those healthcare providers that are primarily dependant upon Medicaid reimbursement.

     Other reimbursement programs including private insurance, HMOs, VA and private pay have experienced few significant changes in recent years. Private pay residents pay what the LTC facilities normally charge. Private insurance, HMO's and the VA are still cost-based payors, but, to one extent or another, these programs are evaluating changing their reimbursement to a per diem price per patient similar to medicare. Because these programs are still cost based, residents whose needs are reimbursed by such programs are highly sought after. As a result, a significant amount of marketing effort is expended to attract these residents to a LTC facility. The nutritional program (menus and diets) are an important part of these marketing efforts. Therefore, the Company's software and menu services products add value to these marketing efforts and the Company uses the "value added" feature to increase its sales to LTC facilities.

AMOUNT SPENT ON RESEARCH AND DEVELOPMENT

  PRODUCT DEVELOPMENT

     The Company has devoted significant resources during the last 18 months to significantly improve and increase features and functionality of its Windows(R) based software products. This development work will allow the Company to expand its market penetration in other institutional food service environments, including hospitals, continuing care retirement communities, assisted living facilities and correctional facilities. The Company's current 16 bit version of the Company's Window(R) software is designed to run under Microsoft's older operating system, Windows(R) 3.1 and limits access to the program to one user at a time. The Company's new 32 bit Version (Version 4.0) is designed to run under Microsoft's newer operating systems, Windows(R) 95/98 and Windows(R) NT with the primary benefit being that multiple users can access the program at the same time. The Company is currently beta testing Version 4.0 whereby actual selected customers are using the new software under actual conditions to determine if there are any problems or "bugs." If the beta testing is completed successfully, the Company plans to release Version 4.0 in May 2000. The release of Version 4.0 will also allow the Company to convert its Menu Service Bureau to its new Windows(R) system creating significant increases in productivity from the faster program.

     The Company also expects to release a 32 bit upgrade to its existing Export/Import utility application in June 2000. This utility is a companion to its core Windows(R) system that allows corporate customers to centrally create menu data bases and send (export) them to all their facility locations. Using this utility, management believes corporate clients will be able to maintain control over program functions with corporate or regional management determining what functions their facilities will be able to perform on a day to day basis and what functions will be retained by the central home office. The Company believes that through its current and upgraded Export/Import utility application, corporate clients are able to limit liability risks by having greater standardization among all of its facilities and are better equipped to provide greater quality assurance in their dietary programs. As a result, the Company believes that this Export/Import utility application will provide highly desirable dining service solutions for large chains and other corporate clients and increase the Company's penetration in that market sector. The new 32 bit Export/Import utility upgrade will be beta tested with current customers after completion of the testing of Version 4.0.

     As a result of the Company's development efforts, the Company spent the sum of $105,406 and $96,088 for research and development in 1998 and 1999, respectively.

  EMPLOYEES

     The Company has 21 full-time employees and 2 part-time employees and retains specialists as consultants in various fields of expertise.

  ENVIRONMENTAL COMPLIANCE

     As a software Company, SureQuest has not spent any material amounts of capital or time in compliance with any federal, state or local environmental laws.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

     BACKGROUND

     The Company has experienced significant operating losses of $2,071,358 and $1,577,671, respectively, for the years ended December 31, 1998 and 1999 that have materially affected the working capital position of the Company. These losses were due to the Company's investment of financial resources in the development and enhancement of its proprietary software products ($228,726 and $172,839 for the fiscal years ended December 31, 1998 and 1999 respectively), the establishment of national and Canadian marketing food distributor relationships ($418,612 and $261,366 for fiscal years ended December 31, 1998 and 1999 respectively) and the acquisition of a competitor's proprietary software operations through the payment of $54,629 cash (net of cash assumed), assumption of debt and issuance of the Company's common stock. The Company financed operations, these developments and acquisition from the proceeds of debt instruments, issuances of the Company's stock, and investment by certain officers and shareholders of the Company in the form of long-term debt. In addition, the Company has outstanding substantial payroll tax withholding liabilities from the years 1998 and 1999 which totaled $522,362 at December 31, 1999. Management plans to negotiate and believes that a monthly installment schedule will be accepted by the Internal Revenue Service and the Company intends to comply with future remittances on a timely basis. Management further believes that this settlement together with prospective business brought about by the expanded distribution channels will provide a significantly improved working capital position for the year 2000. The Company expects that as new software licenses are sold, the Company's recurring revenue base will increase due to technical support fees associated with each license installed and due to the increased need of additional paper supplies. Sales revenues are expected to increase from 1999 as the Company has extended certain major distributor relationships for an additional three years. In addition, the Company anticipates that a multi-user version of its software, presently in beta testing, will be introduced in May 2000.

     In the event that a settlement cannot be reached with the Internal Revenue Service, the Company must continue to procure additional working capital through debt or equity financing to meet its obligations and sustain operations. As a result of the Company's significant operating losses, its unfunded payroll taxes and long term debt ($1,523,138 in 1998 and $1,804,217 in 1999), the Company is in a negative working capital position and has a shareholders' deficit by virtue of the fact that the Company's total liabilities exceed total assets. These financial conditions required the Company's Accountant to issue a "going concern" opinion as part of the presentation of the Company's financial statements.

RESULTS OF OPERATIONS

REVENUE

Sales Revenues increased eight percent (8%) from $1,212,823 in 1998 to $1,315,767 in 1999 primarily due to additions in the Company's menu service customer base. Cost of revenue increased to $513,016 in 1999 from $422,363 in 1998 which was primarily a result of increased labor costs related to servicing the aforementioned increase in menu services. The result was that overall gross profit margins decreased from 65% in 1998 to 61% in 1999. The acquisition of Positive Input, Inc. assets and liabilities did not in itself significantly impact the Company's revenues.

GENERAL AND ADMINISTRATIVE EXPENSE

     Sales and marketing expenses decreased 42% from $418,692 in 1998 to $243,582 in 1999 as a result of the Company eliminating two management sales positions ($101,625 and $31,496 for fiscal years ended December 31, 1998 and 1999 respectively) and closing the Michigan office in July 1999 ($85,179 and $1,942 for the fiscal years ended December 31, 1998 and 1999 respectively) which the Company acquired as a result of its acquisition of Positive Input, Inc. in June of 1998. In addition to decreases in sales and marketing costs, the Company decreased its general and administrative overhead expense from $1,921,542 in 1998 to $1,313,841 in 1999. The 28.9% decrease was primarily attributable to a nonrecurring expense in 1998 consisting of $780,550 in common stock and stock options of the Company being issued for services rendered to the Company which was partially offset by expense increases in health insurance, communications and benefits to employees. The Company experienced a substantial increase of 40.7% in its depreciation and amortization expense from $347,740 in 1998 to $489,171 in 1999. The increase was attributable to the full years depreciation of certain software acquired by the Company in 1998 in connection with the Positive Company, Inc. transaction.

NET LOSS FROM OPERATIONS

     Net loss from operations in fiscal 1999 was $1,313,841 as compared to a net loss of $1,921,542 in 1998. The improvement from 1998 to 1999 was primarily due to the nonrecurring expense in 1998 of the issuance of common stock for services rendered to the Company during 1998.

OTHER INCOME AND EXPENSE

     Interest expense increased 20.7% from $136,842 in 1998 to $165,182 in 1999 primarily due to twelve months interest expense resulting from new obligations arising from the acquisition of Positive Impact, Inc. in June 1998.


First quarter 2000



     The cost of supplying dietary services and supplies as a percentage of gross revenue decreased from 49.8% during fiscal year 1999 to 38.0% during the first quarter of 2000. The decrease was primarily due to an increase in dietary services and supplies revenue of $43,792 (over 1999 quarterly average) which resulted from several new accounts without a corresponding increase in labor costs as the Company had excess capacity.

Management believes that the first quarter cost ratio of 38.0% will be maintained during the balance of fiscal year 2000.



     The cost of software sales and rentals as a percentage of gross revenues decreased from 31.2% during fiscal 1999 to 15.0% during the first quarter of 2000 primarily from an additional $140,000 in license revenue attributable to new business and cost savings realized from the Company eliminating its Michigan technical support office and related labor costs which in fiscal 1999 accounted for $53,300 in expense.



     The Company's General and Administrative operating expenses as a percentage of gross revenues during the first quarter of 2000 decreased from 105.2% during fiscal year 1999 to 71.2% for the first quarter 2000. The decrease can be attributed to the closure of the Michigan office in July 1999 (eliminating $15,168 in overhead expense), a reduction in legal expense from $90,566 during fiscal 1999 to $1,544 in the first quarter and a reduction in bad debt expense of $32,218 in fiscal 1999 to $0 during the first quarter of 2000. Management believes that this trend will continue for the balance of fiscal year 2000, however there can be no assurance that this will occur.


LIQUIDITY


     During the first quarter of 2000, the Company initiated a Private Placement under Regulation D, Rule 504 and filed its Form D disclosure with the Securities and Exchange Commission for the purpose of raising up to $825,000 capital through the issuance of convertible subordinated debentures. In anticipation of the Company becoming subject to the reporting requirements of the Securities and Exchange Act of 1934, the Private Placement was terminated by the Company on May 1, 2000 with the sum of $263,000 being raised by that date. In addition, the Company received $50,000 in March, 2000 and $50,000 in April, 2000 in payment of a $100,000 subscription receivable for the Company's stock that was previously issued in 1998.


     Other than the withholding tax liability, a significant portion of the Company's primary debt obligation is to the Company's officers, shareholders and affiliates. This related party debt provides the Company with flexibility to defer certain debt and interest payments that may not be available if these obligations were with unrelated third parties. Accordingly, management believes that, subject to the successful settlement of the withholding tax issue with the Internal Revenue Service and with the additional capital received in 2000 from its Private Placement, together with the receipt of additional capital committed to the Company, the Company's debt service obligations are manageable.

     Management further expects that the Company will incur approximately an additional $75,000 of programming and equipment costs during the year 2000 to complete software enhancements to existing software. This amount includes the development of the multi-user product Version 4.0 to be released in May 2000. Management believes that the cash flow from operations for the year 2000 and working capital received during the first quarter of 2000 as a result of the proceeds received from the Company's Private Placement will be sufficient to fund this software development.

     The Company's customers are primarily nursing home facilities that provide long term care. The nursing home industry is dependent upon federal and state reimbursement policies to subsidize operations. These reimbursements have been reduced because the policy is now to reimburse operators on a basis of a formula under Prospective Payment System ("PPS") rather than the former "cost plus" system. PPS is requiring the nursing home industry to become more cost conscious and, as a result, the nursing home industry is experiencing working capital difficulties. Consequently, the Company operations are affected by aged accounts receivable issues and facilities that have filed bankruptcy to obtain creditor relief. Although management believes that the Federal and State governments will provide solutions to these issues, there can be no assurance that these solutions will be imminent. The Company does receive significant revenues directly from food distributors that license the Company's products and services on a private label basis (55.8% of revenues in 1998 and 46.8% in 1999). As a result, the Company receives payment directly from the distributors on a net 30 day basis rather than relying on the nursing home user of the product.

     A significant portion of the Company's liabilities at December 31, 1999 are payable to officers, shareholders and affiliates ($1,857,480 payable to officers, shareholders and affiliates of total liabilities of

$3,371,710). The Company intends to redeem these obligations from proceeds of investment capital. Should the Company be unsuccessful in obtaining this capital to redeem these obligations, the Company intends to convert these obligations to equity, subject to the approval of the officers, shareholders and affiliates. In addition, $397,171 of these obligations is deferred compensation. The officer intends to convert a portion or all of this obligation to the Company's common stock but not less than 50% of this obligation during 2000.

     The Company's business plan is to transform the Company's operations from being a dietary software products and services only company to a business-to-business internet enterprise that will greatly enhance the Company's existing software by allowing its customers to electronically access menu data. The implementation of the Company's business-to-business capability will require significant equity/debt capital which the Company is in the process of raising. Although management is confident that the capital will be secured, there can be no assurance that such funding will be procured. The Company will not begin development until such time as sufficient funding is available and will, nevertheless, continue to pursue its core business of dietary software and services.

     The Company's investment in its software, marketing alliances, and Company personnel during 1998 and 1999 that gave rise to operating losses during 1998 and 1999 will, in management's opinion, result in positive cash flow from operations during 2000. Management believes that the Long Term Care industry will continue to increase its acceptance of software in its dietary operations because of the cost savings inherent in its use. In order to provide affordability, the Company plans to offer its products on a "monthly payment installment" basis as well as the traditional "purchase" method. Management believes that the monthly payment program will significantly increase placements of its software. In addition, the Company's multi-user software version, will be marketed to industries other than Long Term Care, such as hospitals. The monthly payment option, introduction of the multi-user version, and continued increased software placements through the Company's distribution network will, in management's opinion, result in a positive cash flow from operations during the year 2000 and beyond.

     Although management is confident that the Company will receive during 2000 significant debt financing and/or equity capital to continue operations, there is no assurance that the Company will receive sufficient funding to continue as a going concern. In the event that this funding is not received during the year 2000, the Company will have no recourse but to abandon its long term business plan, forgo its dietary menu services operations and operate as a software sales company only, thereby eliminating the majority of its labor and related overhead costs. There can be no assurance that this strategy will prevent the Company from discontinuing operations during 2000 should the creditors demand redemption of the Company's obligations.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company operates from a single location as its headquarters located in Dallas, Texas where it leases approximately 8,300 square feet comprising the entire one-story building located at 13606 TI Boulevard. The lease is a five year lease which expires May 30, 2003. As part of its lease obligation, the Company pays a rental fee plus all applicable property taxes. The Company spent the sum of $38,773 in 1998 (partial year; June to December) and $66,469 in 1999 in support of its lease obligation. The Company has a right of first refusal on the sale of the building.

     As part of the assets of the Company, the Company owns approximately 31.83 acres of vacant farm land in rural southern Dallas County near Wilmer, Texas. The land was acquired by the Company in return for 500,000 shares of the Company's common stock. The property was appraised in 1998 at a market value of $378,903 against which the Company borrowed the sum of $125,000 from a Texas national bank using the land to secure the promissory note. As of December 31, 1999, the Company owed a balance of $112,500 on the aforementioned note. The Company currently has no plans for the farm land other than seeking a potential buyer and does not receive any material rental or material income from the land. The land is not material to the Company's operations nor does the Company currently plan to develop a real estate investment business in the future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

BENEFICIAL OWNER                                             NUMBER OF SHARES OWNED   % OUTSTANDING
----------------                                             ----------------------   -------------
C. Scott Sykes, Jr.(1).....................................        10,524,778             34.6%
Charles S. Sykes Irrevocable Trust(1)......................           550,000              1.8%
Alma Sudderth(2)...........................................           538,550              1.8%
L. Kent Chapman............................................           520,000              1.7%
John Nicholson.............................................           345,000              1.1%
Stan Janczyk...............................................           300,000             0.99%
John E. S. Kramar..........................................            85,000             0.28%
Public Ownership...........................................        17,535,398             57.7%
                                                                   ----------             ----
          TOTAL............................................        30,398,726              100%

---------------

(1) Mr. Sykes owns directly 160,000 shares of the Company's common stock and indirectly 10,364,778 shares through VIG Holdings, LLC, a limited liability company, which as sole member, he beneficially controls. The Charles S. Sykes Irrevocable Trust was initiated by Mr. Sykes' father and is controlled by his mother, Kate F. Sykes, as trustee.

(2) Number of shares reflects those owned directly by Ms. Sudderth and by all immediate family members.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

          Officers and Significant Employees

     C. Scott Sykes, Jr. 60, Chairman of the Board and President, has over 30 years experience in the health care industry. Mr. Sykes became associated with the Company when, in January 1998, he bought a controlling interest in the Company from the two co-founders. From 1994 until 2000, Mr. Sykes has operated a closely held marketing company and for 1994 until 1999, Mr. Sykes was "of counsel" to the Chicago law firm of Gardner Carton and Douglas. From 1989 to 1994, Mr. Sykes was Senior Vice President and General Counsel of VHA, Inc., Irving, Texas, one of the country's largest healthcare organizations. Mr. Sykes graduated from The University of Virginia in 1962 with a B.A. and from that same University in 1965 with a LLB degree. Mr. Sykes is the largest shareholder in SureQuest Systems, Inc.

     John Nicholson 51, Senior Vice President, is responsible for the Institutional Dietary Services business. Mr. Nicholson assumed a marketing consulting position with the Company in June 1998, when the Company acquired the assets and liabilities of Positive Input, Inc., a Michigan Company. Mr. Nicholson was Director of Business Development for Positive Input, Inc. from June 1994 until June 1998. He was primarily involved with marketing and sales responsibilities at Positive Input and for negotiating all contracts with major clients. From January 1992 until June 1994, Mr. Nicholson was Vice President of Ambassador Mortgage, Inc., a Virginia Company, involved with all aspects of retail mortgage financing. From July 1977 until December 1991, Mr. Nicholson was with Vansco Industries, Inc. a Virginia Corporation, engaged in manufacturing metal fabricated products. Mr. Nicholson served as President of Vansco Industries, Inc. from 1986 until his departure in 1991. Mr. Nicholson studied marketing and business administration while he attended colleges in Maryland and Arizona after serving in the US Army.

     Stan Janczyk 53, Senior Vice President, Chief Financial Officer and Treasurer, was appointed Chief Financial Officer of the Company in March 2000. Prior to this office, he maintained a financial consulting and tax practice, including serving as a consulting Chief Financial Officer to the Company from 1998 to March 2000. He is President of a closely held marketing company in Dallas, Texas, serving in that capacity from 1995 to 2000. From 1993 to 1995, he served as President of International Insurance Services, a multi-state insurance brokerage company in Dallas, Texas. From 1990 to 1993, Mr. Janczyk served as a financial consultant, specializing in the insurance industry. From 1980 to 1989, he was involved as a financial officer in the life and health insurance industry. He received his Certified Public Accountant certificate in Illinois in 1976, having served as manager with the firm of Grant Thornton in Chicago, Illinois and Oklahoma City, Oklahoma from 1974 to 1979. He graduated from Indiana University in 1974, receiving a B.S. in Business.

     L. Kent Chapman 43, Senior Vice President, is responsible for strategic planning and the technology development of the Company and has been with the Company, initially as a consultant, since January, 1998. He operated as an independent technical consult from August 1997 until he began consulting exclusively with the Company in January 1998. From March 1996 until July 1997, he served as President and CEO of Viking Systems, Inc., Dallas, Texas, developing an Internet-based insurance and banking support system. From 1994 until 1996, he opened the St. Louis office of Systems Engineering Solutions, Inc. and served as the St. Louis Project Director. From 1990 to 1994, Mr. Chapman was Senior Systems Engineer with PRC, Inc. where he supported the US Army's Light Helicopter Program. From 1981 until 1990, he worked at Emerson Electric in St. Louis as Senior Systems Engineer and was the youngest of the first four Software Group Engineers responsible for all software development within Emerson's Electronic and Space Division. He graduated from the University of Missouri -- Columbia in December 1979 with a B.S. in Electrical Engineering.

     John E. S. Kramar 40, Secretary and Director, is a licensed attorney, practicing in Texas for over 16 years. Mr. Kramer's term as Director commenced on December 22, 1997. He graduated from the University of North Texas in 1979 with a Bachelor of Science in Economics, and from the University of Houston Law Center in 1983. In his law practice, Mr. Kramar represents and maintains the various business interests of diverse corporate clients, working closely with management as company counsel on matters ranging from corporate records to contracts to litigation oversight and supervision.

     Alma Sudderth 44, Director, began her term as a Director in 1991. Ms. Sudderth was one of the co-founders of the Company. She has been employed by the company since 1989 and served as a vice president until January 1998 when Mrs. Sudderth was named President of the SureQuest Systems Inc., a Texas corporation and predecessor to the Company. From January, 2000 to the present, Ms. Sudderth serves as an Industry Market Leader for the Company, and is responsible for several of the Company's significant strategic alliances. From February 1989 until January 1998, Ms. Sudderth was an Executive Vice-President of the Company. Ms. Sudderth is a Registered Dietitian. She was graduated from the University of Tennessee in 1977 with a BS majoring in Dietetics and in 1978 with a Masters of Science, majoring in Food Science.

ITEM 6. EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                 ANNUAL          AWARDS
                                                              COMPENSATION    ------------
                                                              -------------    NUMBER OF     ALL OTHER (2)
NAME AND PRINCIPAL POSITION                                   YEAR   SALARY     OPTIONS      COMPENSATION
---------------------------                                   ----   ------   ------------   -------------
C. Scott Sykes, Jr.,........................................  1999     $0          0           $100,000
  Chairman and President                                      1998      0          0            100,000
Steve Mills(1)..............................................  1999      0          0             78,500
  Chairman and CEO                                            1998      0          0            100,000

---------------

(1) Mr. Mills served as the Company's Chairman and CEO until October 13, 1999 when he resigned and was succeeded by Mr. Sykes.

(2) The stockholders of the Company approved an annual salary of $100,000 each for Mr. Mills and Mr. Sykes which they are permitted to convert into common stock of the Company at a conversion price equal to the closing price of the stock at the last business day of the year in which the salary was due. This arrangement will continue until the Company has sufficient working capital to pay the salary in cash.

ITEM 7. CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS.

  RELATED PARTIES

     Beginning in February 1998, through a series of advances from Mr. C. Scott Sykes, Jr. or from VIG Holdings, LLC (a limited liability company whose sole member is C. Scott Sykes, Jr.), the Company has borrowed certain sums now totaling $296,872 as of March 28, 2000. The advances are due on demand, and do not have an interest rate and are secured by the tangible and intangible personal property of the Company. In accordance with a verbal agreement with the Company these amounts will not be repaid during 2000.

     In June 1998 the Charles S. Sykes Irrevocable Trust loaned to the Company the sum of $500,000. The Trust was given a secured promissory note for simple interest at the rate of ten percent (10%) per annum with the principal and all accrued interest due at maturity on January 1, 2001. The whole amount of the note is secured by the tangible and intangible personal property of the Company.

     Also in September 1998, C. Scott Sykes, Jr. in order to reduce the cash flow requirements of the Company, personally guaranteed certain indebtedness in the sum of $93,056 owed to Ms. Dianne Lindahl, a Company employee. As of December 31, 1999 the balance of the indebtedness was $91,384.

ITEM 8. DESCRIPTIONS OF SECURITIES.

     The Company's amended and restated Articles of Incorporation authorizes two classes of shares, designated common and preferred. Fifty Million (50,000,000) common shares are authorized at a par value of one tenth of one cent ($0.001). As of March 24, 2000, there are currently 30,398,726 common shares issued and outstanding. The Company's common stock has no special dividend or voting provisions or preemptive rights. One million (1,000,000) "blank check" preferred shares are authorized with a par value of one tenth of one cent ($0.001). As "blank check" preferred shares, all attributes such as dividend, voting, conversion, liquidation rights, redemption and sinking fund provisions will be determined at the discretion of the Company's Board of Directors and filed with the Nevada Secretary of State prior to issuance. There are currently no preferred shares issued and outstanding.

     The Company's stock previously traded on the NASDAQ OTC:BB market under the symbol DIET; however the Company was delisted for noncompliance with the Securities Exchange Act of 1934 rules. Once the Company's Form 10SB registration statement has been cleared of comments by the Securities and Exchange Commission, the Company anticipates once again being listed on the OTC:BB.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The principal exchange where the common stock of the Company traded, until its delisting in April, 2000, was the NASDAQ OTC:BB. The high and low sales prices for each quarter during the last two years is as follows:

QUARTER ENDED                                                 HIGH     LOW
-------------                                                 -----   -----
March, 1998.................................................  $0.56   $0.09
June, 1998..................................................   0.88    0.17
September, 1998.............................................   0.42    0.18
December, 1998..............................................   0.29    0.10
March, 1999.................................................   0.13    0.08
June, 1999..................................................   0.25    0.06
September, 1999.............................................   0.37    0.11
December, 1999..............................................   0.17    0.07

     The above quotations are inter-dealer quotations without retail mark-up, mark-down or commission and may not represent actual transactions.

  HOLDERS

     The number of stockholders of record of the Company's common stock, the only stock outstanding, as of March 24, 2000, was 2033.

  DIVIDENDS

     The Company has not declared or paid any cash or stock dividends on its common stock in the last two fiscal years and does not anticipate declaring a dividend in the foreseeable future as all profits, if any, are likely to be utilized to grow the Company.

     There are currently no restrictions that limit the Company's ability to pay dividends on its common stock.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is currently a defendant in litigation filed in May 1999 in Hennepin County, Minnesota, entitled Sherman Richter and Edward Roitenberg v. Milton D. Price, Jr. and SureQuest Systems, Inc., Court file No. CT 99-008061. The plaintiff's claim that the Company owes them approximately $300,000 as a result of the transaction whereby SureQuest acquired certain shares from the plaintiffs as part of its acquisition of Rosegold corporation. The plaintiffs maintain that SureQuest has breached an alleged agreement whereby the shares of the Company issued to plaintiffs in exchange for their Rosegold corporation shares were to have a market value of $300,000 within two years of their initial issuance. SureQuest has responded to the litigation and denies any liability to the plaintiffs. The Company has reached a tentative confidential settlement with the plaintiffs subject to execution of a definitive settlement agreement.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

    The Company has hired the following Certified Public Accounting firm as its initial auditors:

    King Griffin & Adamson P.C.
    14160 Dallas Parkway, Ninth Floor
    Dallas, Texas 75240

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


     On March 8, 2000 the Company initiated a Private Placement pursuant to Regulation D, Rule 504 of the Securities Act of 1933. The purpose of the offering is to raise, on a best efforts basis, up to the sum of $825,000 through the issuance of convertible subordinated eight percent (8%) five year debentures. The debentures provide that the principal may be repaid at any time after ninety (90) days from date of issuance upon payment of all accrued interest and a sum equal to 125% of the outstanding principal amount of the debenture. The debentures are convertible at any time after issue at a conversion price equal to seventy five percent of the average closing bid price for the preceding three trading days prior to the notice of conversion. The debentures provide for a minimum bid price of $0.40 or a conversion price of $0.30 per share. The Private Placement was completed on May 1, 2000 with $263,000 being raised by the Company.


     Prior to the above offering, the Company had not engaged in any other private placement for more than twelve (12) months.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent provide by Nevada law. In addition, the Articles or Incorporation contain a provision limiting a director's and officer's liability for monetary damages to the fullest extent permitted by Nevada law.

     Furthermore, Section 78.751 of the Nevada General Corporation Law (the "NGCL") contains provisions relating to indemnification of officers and directors. Section 78.751(1) provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of the corporation by reason of the fact that he was director, officer, employee or agent of the corporation. In order to indemnify, it must be shown that he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation.

     Section 78.751(2) of the NGCL further allows the corporation to indemnify any person who was or is a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was director, officer, employee, or agent of the corporation, including amounts paid in settlement and attorneys' fees if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any clam, issue or matter to which a court of competent jurisdiction has adjudged an officer or director liable to the corporation, unless and only to the extent that a court of competent jurisdiction determines that in view of the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding discussed in the preceding paragraphs, Section 78.751(3) of the NGCL provide that he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

     Except when indemnification is required by a court of competent jurisdiction, Section 78.751(4) of the NGCL states that the corporation shall only indemnify upon a determination of (i) the shareholders; (ii) majority vote of the board that were not parties to the action; (iii) if ordered by a majority vote of a quorum of directors who were not parties to the action, suit or proceeding, by independent legal counsel in a written opinion; or (iv) by independent legal counsel in a written opinion if no quorum or directors who were not parties to the action may be obtained.

     Unless ordered by a court of competent jurisdiction, indemnification may not be made to or on behalf of any officer or director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act as is therefore unenforceable.

                                    PART F/S

                                    PART III

ITEM 1. INDEX TO EXHIBITS

  (2)  Charter and Bylaws
      *2.1  Restated Articles of Incorporation               Page 1
      *2.2  Bylaws                                           Page 4
  (6)  Material Contracts
      *6.1  Business Product Alliance Agreement with         Page 23
            Achieve Healthcare Information Systems
      *6.2  Agreement with Ben E. Keith Company              Page 32
      *6.3  Purchase and Software License Agreement with     Page 41
            Food Services of America
      *6.4  Marketing and License Agreement with Health      Page 64
            Technologies, Inc.
      *6.5  Software License Agreement with Serca            Page 89
            Foodservice Inc.

---------------

* Previously filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized


                                                            SureQuest Systems, Inc., a Nevada Corporation
                                                                             (Registrant)

Date May 22, 2000                                                         By/s/ C. SCOTT SYKES, JR.
                                                             ---------------------------------------------------
                                                                        C. Scott Sykes, Jr. President


---------------

(1) Print the name and title of the signing officer under his or her signature.

                     SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS AND

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                   FOR YEARS ENDED DECEMBER 31, 1998 and 1999

                                TABLE OF CONTENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..............................................F-2

FINANCIAL STATEMENTS

      Consolidated Balance Sheets...............................................................F-3

      Consolidated Statements of Operations.....................................................F-5

      Consolidated Statement of Changes in Shareholders' Deficit................................F-6

      Consolidated Statements of Cash Flows.....................................................F-7

      Notes to Consolidated Financial Statements........................................F-9 to F-20

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of SureQuest Systems, Inc.

We have audited the accompanying consolidated balance sheets of SureQuest Systems, Inc. and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SureQuest Systems, Inc. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As described in Note 3, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced losses of $2,071,358 and $1,557,767 for 1998 and 1999, respectively. Additionally, at December 31, 1999, the Company's current liabilities exceeded its current assets by $1,498,446 and its total liabilities exceeded its total assets by $1,612,055. At December 31, 1999, total liabilities include $522,362 of payroll tax obligations and related penalties and interest relating to 1998 and 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Unless the Company obtains additional financing, it will not be able to meet its obligations as they come due and it will be unable to execute its long-term business plan. Management's plans as they relate to these issues are also explained in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                     KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
March 31, 2000

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,     DECEMBER 31,  MARCH 31, 2000
                                                                 1998             1999        (UNAUDITED)
                                                              -----------      -----------   --------------
CURRENT ASSETS
     Cash and cash equivalents                                $    71,384      $     3,795    $    37,990
     Note receivable                                                5,700            5,700          5,700
     Accounts receivable - trade, less allowance
        for doubtful accounts of $22,000, $54,218 and
        $54,218 at December 31, 1998 and 1999 and
        March 31, 2000, respectively                               80,115           71,704        137,845
     Prepaid expenses and other current assets                      6,452           29,256         56,896
                                                              -----------      -----------    -----------
        Total current assets                                      163,651          110,455        238,431

PROPERTY AND EQUIPMENT
     Office furniture and fixtures                                 18,166           13,871         13,871
     Computer equipment                                           146,836          166,488        173,600
     Office and other equipment                                    28,257           28,257         28,257
     Automobile                                                    23,500           23,500         23,500
     Leasehold improvements                                        53,149           60,491         62,160
                                                              -----------      -----------    -----------
                                                                  269,908          292,607        301,388
     Less: accumulated depreciation and amortization             (139,481)        (191,377)      (199,726)
                                                              -----------      -----------    -----------
        Net property and equipment                                130,427          101,230        101,662

OTHER ASSETS
     Land held for sale                                           378,903          378,903        378,903
     Capitalized software development costs, net of
        accumulated amortization of $457,677, $889,000 and
        $996,831 at December 31, 1998 and 1999 and
        March 31, 2000, respectively                            1,584,378        1,153,055      1,045,224
     Other                                                         20,947           16,012         14,632
                                                              -----------      -----------    -----------
        Total other assets                                      1,984,228        1,547,970      1,438,759
                                                              -----------      -----------    -----------

TOTAL ASSETS                                                  $ 2,278,306      $ 1,759,655    $ 1,778,852
                                                              ===========      ===========    ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                     LIABILITIES AND SHAREHOLDERS' DEFICIT




                                                          DECEMBER 31,     DECEMBER 31,   MARCH 31, 2000
                                                             1998             1999         (UNAUDITED)
                                                          -----------      -----------    --------------
CURRENT LIABILITIES
     Convertible debentures                               $    49,500      $    52,000     $   128,803
     Current portion of notes payable to officers,
        shareholders and affiliates                           165,535          138,973         139,255
     Current portion of credit lines and long-term debt       213,266          299,606         181,320
     Accounts payable - trade                                 278,596          287,922         167,166
     Payroll tax obligations                                  234,441          522,362         586,294
     Accrued expenses                                          99,818          122,735          61,775
     Accrued interest                                          50,582          121,066         134,222
     Advances from officers and affiliates                     65,169           64,237          45,875
                                                          -----------      -----------     -----------
        Total current liabilities                           1,156,907        1,608,901       1,444,710

CREDIT LINES AND LONG-TERM DEBT, net of current portion       178,222          108,539          88,012
NOTES PAYABLE TO OFFICERS, SHAREHOLDERS
     AND AFFILIATES, net of current portion                   832,976          819,727         816,242
LONG-TERM ADVANCES FROM OFFICERS                              133,139          437,372         271,872
DEFERRED COMPENSATION                                         218,600          397,171         422,171
                                                          -----------      -----------     -----------
        Total liabilities                                   2,519,844        3,371,710       3,043,007

COMMITMENTS AND CONTINGENCIES (Notes 3 and 16)                     --               --              --

SHAREHOLDERS' DEFICIT
     Preferred Stock - $.001 par value, 1,000,000 shares
        authorized, none issued and outstanding                    --               --              --
     Common Stock - $.001 par value, 50,000,000 shares
        authorized, 26,342,160, 27,196,362 and 30,204,726
        issued and outstanding at December 31, 1998
        and 1999 and March 31, 2000, respectively              26,342           27,196          30,205
     Common stock subscriptions receivable                   (255,000)        (180,000)        (50,000)
     Additional paid-in capital                             3,901,950        4,033,346       4,517,163
     Accumulated deficit                                   (3,914,830)      (5,492,597)     (5,761,523)
                                                          -----------      -----------     -----------
        Total shareholders' deficit                          (241,538)      (1,612,055)     (1,264,155)
                                                          -----------      -----------     -----------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT               $ 2,278,306      $ 1,759,655     $ 1,778,852
                                                          ===========      ===========     ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     YEAR ENDED        YEAR ENDED      3 MONTHS ENDED
                                                    DECEMBER 31,      DECEMBER 31,     MARCH 31, 2000
                                                        1998              1999          (UNAUDITED)
                                                    ------------      ------------     --------------
Revenues
     Dietary services and supplies                  $    448,239      $    551,032      $    175,168
     Software sales and rental                           764,584           764,735           266,781
                                                    ------------      ------------      ------------
                                                       1,212,823         1,315,767           441,949
Cost of revenues
     Dietary services and supplies                       200,824           274,669            66,609
     Software sales and rental                           221,539           238,347            39,971
                                                    ------------      ------------      ------------
     Total cost of sales                                 422,363           513,016           106,580
                                                    ------------      ------------      ------------
Gross profit                                             790,460           802,751           335,369

Operating expenses
     Sales and marketing                                 418,692           243,582            80,378
     General and administrative                        1,945,570         1,383,839           314,825
     Depreciation and amortization                       347,740           489,171           117,560
                                                    ------------      ------------      ------------
     Total operating expenses                          2,712,002         2,116,592           512,763
                                                    ------------      ------------      ------------

Loss from operations                                  (1,921,542)       (1,313,841)         (177,394)

Other income (expense)
     Interest expense                                   (136,842)         (165,182)          (66,421)
     Tax penalties                                       (51,992)          (59,732)               --
     Other, net                                           39,018           (39,012)          (25,111)
                                                    ------------      ------------      ------------
     Total other expense, net                           (149,816)         (263,926)          (91,532)
                                                    ------------      ------------      ------------
Net loss before income tax provision                  (2,071,358)       (1,577,767)         (268,926)

     Income tax provision                                     --                --                --
                                                    ------------      ------------      ------------
Net loss                                            $ (2,071,358)     $ (1,577,767)     $   (268,926)
                                                    ============      ============      ============

Basic and diluted net loss per weighted average
share of common stock outstanding                   $      (0.09)     $      (0.06)     $      (0.01)
                                                    ============      ============      ============

Weighted average number of shares of basic
and diluted common stock outstanding                  23,467,884        26,670,670        28,571,362
                                                    ============      ============      ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             SUREQUEST SYSTEMS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

                                     Number          Common        Common Stock       Additional                        Total
                                    of Issued         Stock        Subscriptions       Paid-In       Accumulated    Shareholders'
                                     Shares          Amount         Receivable         Capital         Deficit          Deficit
                                   -----------     -----------      -----------      -----------     -----------      -----------
Balance at January 1, 1998          19,663,089     $    19,663      $        --      $ 1,734,438     $(1,843,472)     $   (89,371)

Common stock issued for cash           366,846             367               --           80,233              --           80,600
Common stock issued for
   subscriptions receivable          1,400,000           1,400         (255,000)         253,600              --               --
Common stock issued as pay-
   ment for consulting services
   and compensation                  2,641,171           2,641               --          708,909              --          711,550
Common stock issued for
   acquisition of assets of
   Positive Input, Inc.              1,721,054           1,721               --          635,000              --          636,721
Common stock issued for
   acquisition of land                 500,000             500               --          374,500              --          375,000
Common stock issued for
   acquisition of Choice
   Systems, Inc.                        50,000              50               --               --              --               50
Common stock options issued
   to employees below fair market
   value recorded as compensation           --              --               --           69,000              --           69,000
Common stock options issued
   with convertible debentures              --              --               --           46,270              --           46,270
Net Loss for year                           --              --               --               --      (2,071,358)      (2,071,358)
                                   -----------     -----------      -----------      -----------     -----------      -----------
Balance at December 31, 1998        26,342,160          26,342         (255,000)       3,901,950      (3,914,830)        (241,538)

Common stock issued as pay-
   ment for consulting services
   and compensation                    685,000             685               --           99,315              --          100,000
Convertible debentures
   converted to common stock           169,202             169               --           16,751              --           16,920
Cash received on common stock
   subscriptions receivable                 --              --           75,000               --              --           75,000
Common stock options issued
   with convertible debentures              --              --               --           15,330              --           15,330
Net Loss for year                           --              --               --               --      (1,577,767)      (1,577,767)
                                   -----------     -----------      -----------      -----------     -----------      -----------

Balance at December 31, 1999        27,196,362          27,196         (180,000)       4,033,346      (5,492,597)      (1,612,055)


Common stock issued for cash
   (unaudited)                         933,333             933                            55,067                           56,000
Long-term debt and advances
   from officers converted to
   common stock (unaudited)            843,332             844               --          227,046              --          227,890
Common stock issued as payment
   for consulting services
   (unaudited)                         868,063             868               --          140,902              --          141,770
Common stock options issued to
   consultants (unaudited)                  --              --               --            7,500              --            7,500
Convertible debentures
   converted to common stock
   (unaudited)                         363,636             364               --          109,636              --          110,000
Convertible debentures issued
   with a beneficial conversion
   feature (unaudited)                      --              --               --           23,666              --           23,666
Cash received on common stock
   subscriptions receivable
   (unaudited)                              --              --           50,000               --              --           50,000
Write off of subscriptions
   receivable (unaudited)                   --              --           80,000          (80,000)             --               --
Net loss for quarter ended
   March 31, 2000 (unaudited)               --              --               --               --        (268,926)        (268,926)
                                   -----------     -----------      -----------      -----------     -----------      -----------

Balance at March 31, 2000
   (unaudited)                      30,204,726     $    30,205      $   (50,000)     $ 4,517,163     $(5,761,523)     $(1,264,155)
                                   ===========     ===========      ===========      ===========     ===========      ===========



              The accompanying notes are an integral part of this
                       consolidated financial statement.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                 3 MONTHS
                                                                  YEAR           YEAR              ENDED
                                                                 ENDED           ENDED           MARCH 31,
                                                              DECEMBER 31,    DECEMBER 31,         2000
                                                                  1998            1999          (UNAUDITED)
                                                              -----------     -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                      $(2,071,358)    $(1,577,767)      $  (268,926)
Adjustments to reconcile net loss to net cash
     used in operating activities
        Depreciation and amortization                             347,740         489,171           117,560
        Provision for bad debt                                     14,500          32,218                --
        Loss on disposal of equipment                                  --           1,966                --
        Common stock options issued for services
         and in conjunction with debt                             115,270          15,330             7,500
        Common stock issued for services                          711,550         100,000           141,770
        Convertible debentures issued with a beneficial
         conversion feature                                            --              --            23,666
     (Increase) decrease in (net of effects of acquisitions)
        Note receivable                                            (5,700)             --                --
        Accounts receivable - trade                               (30,105)        (23,807)          (66,141)
        Prepaid expenses and other current assets                  (1,004)        (22,804)          (27,640)
        Other                                                      (5,790)           (587)               --
     Increase (decrease) in (net of effects of acquisitions)
        Accounts payable                                         (221,918)          9,326          (120,756)
        Payroll tax obligations                                   234,441         287,921            63,932
        Accrued expenses                                         (150,318)         22,917           (60,960)
        Accrued interest                                           50,206          70,484            13,441
        Deferred compensation                                     200,000         178,571            25,000
                                                               ----------      ----------        ----------
NET CASH USED IN OPERATING ACTIVITIES                            (812,486)       (417,061)         (151,554)

CASH FLOWS FROM INVESTING ACTIVITIES
        Proceeds from the sale of property and equipment               --           1,900                --
        Purchases of property and equipment                       (82,012)        (26,995)           (8,781)
        Cash paid for acquired assets, net of cash assumed        (54,629)             --                --
        Closing costs in connection with acquisition of land       (3,903)             --                --
                                                               ----------      ----------        ----------
NET CASH USED IN INVESTING ACTIVITIES                            (140,544)        (25,095)           (8,781)

CASH FLOWS FROM FINANCING ACTIVITIES
        Net increase (decrease) in advances from officers         175,352         303,301           (51,147)
        Proceeds from convertible debentures                       49,500          19,420           186,803
        Proceeds from notes payable to
           officers, shareholders and affiliates                  500,000              --                --
        Payment of  notes payable to officers, shareholders
           and affiliates                                         (11,700)        (39,811)           (3,203)
        Proceeds from long-term debt                              251,759          80,235                --
        Payment of long-term debt                                 (21,097)        (63,578)          (43,923)
        Proceeds from common stock subscribed                          --          75,000            50,000
        Proceeds from sale of common stock                         80,600              --            56,000
                                                               ----------      ----------        ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       1,024,414         374,567           194,530
                                                               ----------      ----------        ----------

INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                              71,384         (67,589)           34,195

Cash and cash equivalents at beginning of year                         --          71,384             3,795
                                                               ----------      ----------        ----------

Cash and cash equivalents at end of year                       $   71,384      $    3,795        $   37,990
                                                               ==========      ==========        ==========

SUPPLEMENTAL DISCLOSURES OF INTEREST
     AND INCOME TAXES PAID

        Interest paid on borrowings                            $   44,818      $   77,448        $   52,196
                                                               ==========      ==========        ==========

        Income taxes paid                                      $       --      $       --        $       --
                                                               ==========      ==========        ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED


                                                                                                              3 MONTHS
                                                                               YEAR           YEAR              ENDED
                                                                              ENDED           ENDED           MARCH 31,
                                                                           DECEMBER 31,    DECEMBER 31,          2000
                                                                               1998            1999          (UNAUDITED)
                                                                           -----------     -----------       -----------
SUPPLEMENTAL SCHEDULE OF NON-CASH
     INVESTING AND FINANCING ACTIVITIES

        Issuance of common stock for subscriptions receivable              $   255,000     $        --       $        --
        Issuance of common stock for conversion of debentures                       --              --           110,000
        Issuance of common stock for conversion of long term debt
         and advances from officers                                                 --          16,920           227,890
        Issuance of common stock for land                                      375,000              --                --
        Issuance of common stock for assets of Positive Input, Inc.            636,671              --                --




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 1 - BACKGROUND AND ORGANIZATION

SureQuest Systems, Inc. (formerly Rosegold Corporation), is a publicly traded company, and was incorporated under the laws of the State of Nevada on August 19, 1941. SureQuest Systems, Inc. is in the business of providing dietary services, supplies and private consulting, and developing and selling dietary proprietary management software products. Primary customers include hospitals, nursing homes and assisted living facilities in the United States and Canada.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of SureQuest Systems, Inc. and its wholly-owned subsidiaries, collectively referred to as "the Company". All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

For Statement of Cash Flows purposes, the Company considers all cash in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less when purchased, to be cash and cash equivalents.

Accounts Receivable and Revenue Recognition

The Company's revenue recognition policies are consistent with the American Institute of Certified Public Accountant's Statement of Position (SOP) 97-2, software revenue recognition, and SOP 98-9 which is a modification of SOP 97-2. Revenue is recognized at the time services are performed or goods are shipped, except for revenue from software licenses purchased by "private label" distributors, which is recognized when payment is received. Certain of the Company's customers operate under the terms of thirty day open ended rental agreements cancelable by either party with thirty days notice. In the normal course of business, the Company extends unsecured credit to virtually all of its rental and menu form customers. The Company provides for an allowance for bad debt for those accounts considered doubtful of collection. At December 31, 1998 and 1999, $22,000 and $54,218 is provided as an allowance for doubtful accounts.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Common Stock Subscriptions Receivable

The Company entered into an agreement to sell 1,400,000 shares to an unrelated third party under the terms of a subscription agreement (see Note 12). The outstanding balance is $255,000 and $180,000 at year end December 31, 1998 and 1999, respectively, and is presented as a reduction of shareholders' deficit.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful life (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the remaining estimated useful life of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred. Depreciation expense for the years ended December 31, 1998 and 1999 was $40,211 and $40,943, respectively. Leasehold improvements are capitalized and amortized over the shorter of the life of the improvement or the remaining life of the lease. Amortization expense for the years ended December 31, 1998 and 1999 related to leasehold improvements is $5,243 and $11,382, the respectively.

Capitalized Software Costs

The Company classifies the costs of planning, designing and establishing the technological feasibility of a computer software product as research and development costs and charges these costs to expense when incurred. After technological feasibility has been established, i.e. the Company has a working model in use, costs of producing a marketable product and product masters are capitalized and amortized on a product-by-product basis using the straight-line method over the estimated life of the product (5 years). Quarterly, the Company evaluates the recoverability of the carrying value of the capitalized software costs by comparing the unamortized capitalized costs to the net realized value, as determined by an undiscounted cash flow analysis. The amount by which the carrying value exceeds the net realizable value, if any, is written off. Cost of maintenance and customer support is charged to expense as incurred.

Long-Lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of". In accordance with SFAS No. 121, long-lived assets are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. There was no impairment of the value of such assets for the years ended December 31, 1998 and 1999.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Loss Per Share

Basic loss per share is computed by dividing consolidated net loss by the weighted average number of shares of common stock outstanding during the year. The common stock equivalents are not included in the diluted loss per share for 1998 and 1999 as they are antidilutive.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense for employees is based on the excess, if any, on the date of grant, between of fair value of the Company's stock over the exercise price.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

Recent Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions about how to allocate resources and assess performance. As the Company only has one operating segment this standard currently does not impact the Company's disclosures.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which establishes accounting and reporting standards for derivative instruments. SFAS No. 137 is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. The adoption of SFAS 137 is not expected to have a significant impact on the Company's results of operations or disclosures.

NOTE 3 - GOING CONCERN UNCERTAINTY

The consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company sustained a net loss of $2,071,358 and $1,577,767 during the years ended December 31, 1998 and 1999, respectively. Cash used by operating activities for the same periods aggregated $812,486 and $417,061 respectively. Current liabilities at December 31, 1999 of $1,608,901 exceed current assets of $110,455. Total liabilities at December 31, 1999 of $3,371,710 exceed total assets of $1,759,655. The Company's continued existence depends upon the success of management's efforts to raise additional capital necessary to meet the Company's obligations as they come due and to obtain sufficient capital to execute its business plan. The Company intends to obtain capital primarily through issuances of common stock. There can be no degree of assurance given that the Company will be successful in completing additional financing transactions.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 3 - GOING CONCERN - Continued

The consolidated financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or classification of liabilities which may result from the inability of the Company to continue as a going concern.

NOTE 4 - ACQUISITIONS

On June 16, 1998 the Company completed the acquisition of the assets and certain liabilities of Positive Input, Inc., a Michigan corporation. The transaction was accounted for as a purchase with operations being included in the Company's statement of operations from the acquisition date. The purchase consideration for this transaction was $54,629 paid in cash (net of cash acquired), assumption of certain liabilities and the issuance of 1,721,054 shares of the Company's common stock recorded at the Company's closing stock price on the date of the acquisition, valued at $636,721.


The summary of the fair value of assets acquired and liabilities assumed is as follows:

              Current assets, net of cash acquired ...........      $    35,337
              Fixed assets ...................................            4,295
              Software acquired ..............................        1,467,926
              Current liabilities ............................         (593,547)
              Long-term liabilities ..........................         (222,711)
                                                                    -----------
                                                                    $   691,300
                                                                    ===========

The following unaudited pro forma consolidated information for the year ended December 31, 1998 assumes the acquisition occurred as of January 1, 1998:

              Revenues .....................................        $ 1,445,193
              Net Loss .....................................        $(2,272,198)
              Loss per share (basic and diluted) ...........        $      (.10)


During 1998, Company also acquired all of the outstanding common stock of Choice Systems, Inc. for 50,000 common shares. Choice Systems, Inc. had insignificant assets, liabilities and operations when it was acquired.


NOTE 5 - CAPITALIZED SOFTWARE COSTS

The Company has two software packages, a DOS based package which was developed internally, and a Windows based package which was purchased in connection with the Positive Input, Inc. acquisition. Amortization expense related to its DOS package is $137,739 for 1998 and 1999, respectively. This package will be fully amortized during the year 2000. Amortization expense related to the Windows Package is $159,025 and $293,585 for 1998 and 1999, respectively.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 6 - CREDIT LINES AND LONG-TERM DEBT

                                                                                      1998         1999
                                                                                    --------     --------
$21,300 revolving credit line with bank secured by personal guarantee of a shareholder; minimum monthly payments of 2% of the outstanding principal;
interest at 21.98% per annum                                                        $ 20,079     $ 19,048

Revolving credit line with bank secured by the personal guarantee of a shareholder; minimum monthly payments of 2% of the outstanding principal;
interest 16.99% per annum                                                              7,850        7,395

Revolving credit line with bank secured by the personal guarantee of an
affiliate; interest at 18.65% per annum                                                7,352        3,873

Revolving credit line with bank secured by the personal guarantee of an
affiliate; interest at 27.07% per annum                                                4,767        1,258

Promissory note to bank; matures June 17, 2000; quarterly payments of interest only at 9.75% per annum; principal due at maturity, secured by
land                                                                                 125,000      112,500


Extended payment terms from two suppliers in the form of unsecured promissory notes; (1) vendor promissory note of $36,001; monthly installments of principal and interest of $5,000; interest at 1.5% per month; matures June 2000; (2)
vendor promissory note of $40,390; monthly installments of principal and
interest of $3,587; interest at 15.9%; matures June 2000.                                 --       60,235

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 6 - CREDIT LINES AND LONG-TERM DEBT - CONTINUED

                                                                                       1998         1999
                                                                                     -------      -------
Note payable to a bank; collateralized by the Company's receivables, inventory and equipment; interest at prime plus 2.75% (11.5% at December 31,
1999); payable in monthly installments of principal and interest of $875;
matures September 2001                                                                25,450      16,746

Note payable to a bank; collateralized by the Company's receivables, inventory and equipment; interest at prime plus 2.75% (11.5% at December 31, 1999); payable
in monthly installments of principal and interest of $856; matures April 2003         35,970      29,302

Note payable to a bank; collateralized by an automobile; interest at 8.75%
per annum; payable in monthly installments of principal and
interest of $470; matures January 2000                                                 6,661         495

Note payable to bank; unsecured; interest at 10% per annum; payable in monthly
installments of principal and interest of $810; matures November 2003                 38,327      32,715

Note payable to finance company; secured by equipment; interest at 25.45% per annum; payable in monthly installments of principal and interest of $171;
matures August 2002                                                                       --       4,406

Unsecured promissory note to third party; interest at 8% per annum; payable in
monthly installments of principal and interest of $5,562; matures April 2001         100,000      84,139

Unsecured promissory note to office lessee for purpose of leasehold improvements; interest at 10% per annum; payable in monthly installments of
principal and interest of $484; matures September 2003                                20,032      16,033

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 6 - CREDIT LINES AND LONG-TERM DEBT - CONTINUED

                                                                                        1998           1999
                                                                                     ----------     ----------
Promissory note; interest rate of 10%; interest payments due monthly;
matures April 9, 2000; secured by principal of the company                                   --         20,000

                                                                                     ----------     ----------
Total long-term debt                                                                    391,488        408,145

Less current maturities                                                                 213,266        299,606
                                                                                     ----------     ----------

Long-term debt                                                                       $  178,222     $  108,539
                                                                                     ==========     ==========

NOTE 6

    Principal maturities of credit lines and long-term debt are as follows at December 31, 1999:
    Year

    2000          $299,606
    2001            69,924
    2002            23,867
    2003            14,224
    2004               524
                  --------
                  $408,145
                  ========

NOTE 7 - CONVERTIBLE DEBENTURES

                                                                                        1998           1999
                                                                                     ----------     ----------
Four debentures were issued during the year ended December 31, 1998 in the aggregate principal amount of $49,500; terms of the debentures included interest at 12% and an option to convert to Company's common ranging from $.10 to $.625 per share. $17,500 principal was converted to common stock in 1999; $20,000 additional debentures were issued April 4, 1999 at a $.12 per share conversion rate, monthly payments of $500 for principal and interest on $7,000 of debentures maturing 2001, $45,000 debentures accrue interest with principal and
interest due at maturity, 2001; all amounts unsecured                                $   49,500     $   52,000
                                                                                     ==========     ==========

NOTE 8 - NOTES PAYABLE TO OFFICERS, SHAREHOLDERS & AFFILIATES

                                                                                        1998           1999
                                                                                     ----------     ----------
$100,000 unsecured promissory note payable to shareholder affiliate;
interest at 10% per annum payable monthly; principal payable on demand               $  100,000     $  100,000

$10,000 unsecured promissory note payable to
shareholder affiliate; interest payable semi-annually
at 8% per annum; principal payable on demand                                             10,000         10,000

$10,000 unsecured demand promissory note payable to
shareholder; interest payable at 10% per annum;
principal payable on demand                                                               5,800          5,800

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 8 - NOTES PAYABLE TO OFFICERS, SHAREHOLDERS & AFFILIATES - Continued

                                                                                       1998         1999
                                                                                     --------     --------
$10,000 unsecured demand promissory note payable to shareholder; interest
payable at 10% per annum; principal payable on demand                                  10,000       10,000

Unsecured promissory note to affiliate; interest at 10%; monthly installments of
principal and interest payments of $806; matures May 2002                              25,000       20,705

Promissory note to shareholder affiliate; interest at 10% with total accrued interest and principal payable at maturity January 2001; security interest in all assets of the Company subordinated to certain banks and shareholders holding
prioritized liens                                                                     500,000      500,000

Promissory note to shareholder; 100,000 shares of Company stock held in escrow as security; 10% interest with accrued interest and principal payable on demand;
shareholder has verbal agreement with Company not to demand redemption within the
following 12 months                                                                   222,711      220,811

Promissory note to shareholder with personal guaranty by Company officer;
secured by software source code and subordinated lien on land; interest at 7.5%
monthly; interest and principal payments of $995; balloon payment at maturity,
September 10, 2001                                                                    125,000       91,384
                                                                                     --------     --------
Total notes payable to officers, shareholders and affiliates                          998,511      958,700

Less current portion                                                                  165,535      138,973
                                                                                     --------     --------

                                                                                     $832,976     $819,727
                                                                                     ========     ========

NOTE 8
Principal maturities of notes payable to officers, shareholders, and affiliates are as follows at December 31, 1999:


         Year              Principal Amount
         2000                 $ 138,973

         2001                   815,793

         2002                     3,934
                             ----------
         TOTAL               $  958,700
                             ==========

NOTE 9 - ADVANCES FROM OFFICERS

Advances from officers/shareholders of the Company are non-interest bearing. In accordance with a verbal agreement with its majority shareholder the Company will not be expected to repay a portion of this advance during 2000 and accordingly a portion of the advances are classified as long-term in the accompanying consolidated financial statements.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 10 - DEFERRED COMPENSATION

Deferred compensation relates to salaries accrued for certain officers, not yet paid. These amounts are convertible into common stock of the Company determined on the last business day of each respective year. The amounts are cumulatively convertible. At December 31, 1998 and 1999, the officer could have elected to convert the deferred compensation obligation outstanding to 1,666,666 and 3,546,361 shares, respectively.


NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments", requires disclosure about the fair value of all financial assets and liabilities for which it is practicable to estimate. At December 31, 1998 and 1999 the carrying value all of the Company's accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short term nature. Convertible debentures, credit lines, notes payable and long-term debt carrying values approximate fair values based on the borrowing rates currently available to the Company for loans with similar terms.

NOTE 12 - COMMON STOCK SUBSCRIPTIONS RECEIVABLE

On September 17, 1998 the Company issued 1,400,000 shares of Company common stock to an unrelated third party at $0.16 per share under terms of a promissory note agreed to in principle in 1998 and formally executed June 17, 1999. Under terms of this note, the buyer agreed to remit to Company $255,000 in 3 equal installments of $85,000 on June 24, July 23 and August 24, 1999, respectively. In addition, the note provides for an interest payment calculated at 8% per annum, calculated on the value of the shares within a definable period. The buyer had an option to redeem the obligation by returning the stock at any time to the Company for the outstanding subscribed balance owed to the Company. During the year ended December 31, 1999, the buyer remitted to Company $75,000 of the obligation. At March 22, 2000, the Company agreed to accept a total of $100,000 in 3 installments as settlement of the remaining obligation with the first payment of $50,000 received on March 27, 2000. The remaining two payments of $25,000 are due in April, 2000. Should either of these two remaining installments default, the agreement will revert to the original principal amount plus accrued interest due by the buyer less payments previously received. The outstanding note receivable amounts are classified in the accompanying consolidated balance sheet as a contra to equity.

                     SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 13 - PAYROLL TAX OBLIGATIONS AND INCOME TAXES

The Company has not remitted Federal and State employer and employee payroll taxes for the years 1998 and 1999. The Company has determined this obligation to be the actual amounts of the tax withheld from employees and the employer portion of the Social Security Federal Tax obligation in addition to a 25% penalty accrual for each of the respective year's obligations. The total obligation associated with these delinquent amounts due is $234,441 and $522,362 at December 31, 1998 and 1999, respectively and has been reflected in the accompanying consolidated financial statements as Payroll Tax Obligations.

The Company has not filed Federal Income Tax Returns for the years 1996, 1997, 1998 and 1999. The Company had losses in each of these years and therefore, no taxes are payable for any of these years.

NOTE 14 - LAND HELD FOR SALE

The Company acquired certain undeveloped land in 1998 in exchange for 500,000 shares of the Company's common stock. The agreement included a one year option granted to the seller to acquire an additional 250,000 shares at $0.40 per share. The option was not exercised and expired May 4, 1999. The land was recorded at estimated fair value based upon the report of an independent accredited appraiser.

NOTE 15 - INCOME TAXES

Deferred tax assets and liabilities at December 31, 1998 and 1999 consist of the following:

                                                      1998              1999
                                                    ---------       -----------
Current deferred tax asset                          $   7,480       $    18,434
Non-Current deferred tax asset                        786,571         1,136,826
Non-Current deferred tax liability                   (538,689)         (392,039)
Valuation allowance                                  (255,362)         (763,221)
                                                    ---------       -----------
Net deferred tax asset                              $     -0-       $       -0-
                                                    =========       ===========

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 15 - INCOME TAXES - CONTINUED

The current deferred tax asset results from the allowance for doubtful accounts. The non-current deferred tax asset results primarily from the net operating loss carryforward and deferred compensation. The net operating loss available at December 31, 1999 amounts to approximately $2,900,000 and begins to expire in 2012. The non-current deferred tax liability results from capitalized software costs that have previously been expensed for tax purposes. At December 31, 1998 and 1999 the net deferred tax asset has a 100% allowance due to the uncertainty of the Company generating future taxable income.

The Company's income tax benefit for the years ended December 31, 1998 and 1999 differed from the statutory federal rate of 34% as follows:

                                                          1998           1999
                                                       ---------      ---------
Statutory rate applied to loss before
         income taxes                                  $(704,262)     $(536,441)
Increase in income taxes resulting from amounts
         not deductible for income tax purposes           66,570         28,582
Deferred tax liabilities acquired                        499,095             --
Increase in valuation allowance                          138,597        507,859
                                                       ---------      ---------
Income tax Benefit                                     $      --      $      --
                                                       =========      =========


NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office facilities, automobiles, and certain equipment. Rental expense for operating leases was $95,994 and $111,630 for 1998 and 1999, respectively. Future minimum rental commitments under non cancelable leases for the succeeding five years are as follows:

    Year ended
   December 31                                            Amount
-------------------                                     ---------
       2000                                             $ 111,275
       2001                                               102,081
       2002                                                85,369
       2003                                                38,727
       2004                                                 6,625
                                                        ---------
                                                        $ 344,077
                                                        =========

The Company is currently a defendant in a lawsuit in which the plaintiffs claim that the Company owes them $300,000 as a result of the original merger with Rosegold Corporation in 1996. Based upon the advice of its counsel the Company believes there is little, if any, merit to this lawsuit. The Company is unable to estimate the possible cost of this litigation. The amount could be material to the results of operations and financial condition of the Company if the suit were settled unfavorably.

The Company may be subject to other various legal proceedings and claims that arise in the ordinary course of business. Management currently believes that resolving these matter(s) will not have a material adverse impairment on the Company's financial position or its results of operations.

NOTE 17 - FINANCIAL RISK

During 1998 and 1999 approximately 56% and 46%, respectively, of total revenues are attributable to three distributors that represent the Company through private label software products for the respective years. During 1998 the three distributors accounted for 24%, 16% and 16%, respectively, of the Company's total revenues. During 1999 the three distributors accounted for 21%, 19% and 6%, respectively of the Company's total revenues.

                    SUREQUEST SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

NOTE 18 - STOCK OPTIONS

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for all options granted to employees. Had compensation cost for the Company's stock based compensation Plans been determined consistent with FASB statement No. 123, "Accounting for Stock Based Compensation," the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                      Years ended December 31,
                                                                  1998                         1999
                                                              ------------                  ------------
      Net loss                  As reported                   $ (2,058,826)                 $ (1,577,767)
                                Pro forma                     $ (2,103,929)                 $ (1,581,888)

      Net loss per share        As reported                         $ (.09)                       $ (.06)
                                Pro forma                           $ (.09)                       $ (.06)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998: dividend yield of 0 percent; expected volatility of 290%; risk free interest rate of 6%; and an expected life of 1 to 3 years.

A summary of changes in the Company's compensatory options follows:

                                     Employee Stock Options     Other Stock Options    Combined Total
                                               Weighted                   Weighted
                                               Average                    Average
                                               Exercise         Options/  Exercise        Options/
                                    Options     Price           Warrants   Price          Warrants
                                    --------   --------         --------  ---------       ---------
Outstanding at December 31, 1997          --    $  --                --    $  --                 --
Granted                              250,000      .17           849,000      .27          1,099,000
Exercised                                 --       --          (400,000)     .16           (400,000)
Expired                                   --       --                --       --                 --
                                     -------    -----          --------    -----          ---------
Outstanding at December 31, 1998     250,000      .17           449,000      .37            699,000
Granted                                   --       --                --       --                 --
Exercised                                 --       --                --       --                 --
Expired                                   --       --          (270,000)     .38           (270,000)
                                     -------    -----          --------    -----          ---------
Outstanding at December 31, 1999     250,000    $ .17           179,000    $ .31            429,000
                                     =======    =====          ========    =====          =========

The following table summarizes information about employee stock options outstanding at December 31, 1999.

                              Options Outstanding                                      Options Exercisable
          ---------------------------------------------------------------------    -------------------------------
                                                 Weighted
                                                  Average           Weighted
              Range of           Number          remaining           average           Number     Weighted average
          exercise prices     outstanding    contractual life    exercise price    Exercisable     exercise price
          ----------------    -------------  -----------------   ---------------   -------------  ----------------

1999          $.15-$.25           250,000          .1 years            $.17            250,000          $.17

The following table summarizes information about other stock options outstanding at December 31, 1999.

                              Options Outstanding                                      Options Exercisable
          ---------------------------------------------------------------------    -------------------------------
                                                 Weighted
                                                  Average           Weighted
              Range of           Number          remaining           average           Number     Weighted average
          exercise prices     outstanding    contractual life    exercise price    Exercisable     exercise price
          ----------------    -------------  -----------------   ---------------   -------------  ----------------

1999        $.10-$.63           179,000            .6 years           $.31            115,000            $.17

The other stock options were issued with convertible debentures, common stock sold for cash, the acquisition of land and for services performed.



NOTE 19 - RELATED PARTY TRANSACTIONS

A member of the Company's Board of Directors and an officer also provides legal services for the Company. The officer does not receive a salary from the Company but bills for services rendered as an independent contractor. Fees paid were $9,850 and $6,248 for the years 1998 and 1999.

During the year ended December 31, 1998, the Company issued 500,000 of the Company's common stock to an officer/principle who arranged debt funding to accommodate the acquisition of the assets of Positive Input, Inc. As the debt is due on demand the value of the common stock, $205,000 was expensed during 1998 as a financing fee.

During the year ended December 31, 1999, the Company issued 250,000 of the Company's common stock to an officer/shareholder of the Company who provided a personal guaranty in order to extend the maturity of a Company's debt obligation. The shares were valued at $27,500 which has been recorded as compensation expense in the accompanying consolidated financial statements.

Certain officers/shareholders of the Company have provided debt funding to the Company during the years ended December 31, 1998 and 1999 respectively. Terms of the debt obligations are described in note 8 in the accompanying consolidated financial statements. No interest has been paid during 1998 or 1999. Accrued interest related to these obligations is $32,231 and $82,231 at December 31, 1998 and 1999.

NOTE 20 - SEGMENT INFORMATION

Surequest Systems, Inc. has two reportable segments: Dietary Services and Supplies and Software Sales and Rental. The Dietary Services and Supplies segment provides menu services that consist of hard copy menus to its customers. The Software Sales and Rental segment provides sales and rental of its proprietary dietary software, installation services, technical support to the user and related paper products. The Company also has a proprietary scheduling software sales and technical support segment but the revenues are insignificant to the consolidated operations of the Company and are included with the Software Sales and Rental segment.

The accounting policies of the segments are the same as described in the summary of significant accounting policies. Assets of the segment groups are not relevant for management of the business nor for disclosure. Amortization of the proprietary software is allocated in accordance with the revenue provided by each segment. Accordingly interest expense is also allocated on the lines of segment revenue provided. Income taxes, if any, and other unusual items are not allocated.

Each respective segment is managed separately and requires different strategic and marketing efforts.

Revenues from the Software Sales and Rental segment include sales from Canada of $194,069 and $90,847 for the years ended December 31, 1998 and 1999, respectively. All other revenues are from U.S. operations.

Segment Loss Allocation



                              Dietary         Software
                            Services and      Sales and
Year Ended December 31,       Supplies         Rental             Total
                            -------------    -------------    -------------

1998

Revenue                     $     448,239    $     764,584    $   1,212,823

Interest Expense                   54,737           82,105          136,842

Amortization - software           118,705          178,058          296,763

Segment loss                     (754,583)      (1,316,775)      (2,071,358)

1999

Revenue                     $     551,032    $     764,735    $   1,315,767

Interest Expense                   69,211           95,971          165,182

Amortization - software           180,725          250,599          431,324

Segment loss                     (605,636)        (933,118)      (1,538,754)


Segment Loss Reconciliation
                                                 1998            1999
                                             -------------    ------------

     Total loss for reportable segments      $  (2,071,358)   $  (1,538,754)

     Unallocated amounts:
          Investment expense                            --          (37,047)
          Loss from disposal of assets                  --           (1,966)
                                             -------------    -------------
     Net loss                                $  (2,071,358)   $  (1,577,767)
                                             =============    =============

NOTE 21 - UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited interim financial information as of March 31, 2000 and for the three months ended March 31, 2000 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

                                      F-20